Jago China Holding Limited
Jiefang Road, Xingxing Commercial Plaza, Room 4712-15
Shenzhen, Guangdong
People’s Republic of China 518000
Tel: (86) 755-8246-3885

August 20, 2010

Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention:	Ms. Sonia Gupta Barros
Special Counsel

Re:	Jago China Holding Limited
Registration Statement on Form 10, as amended
File No. 000-53946

Dear Ms. Barros:

Jago China Holding Limited, a company organized under the laws of the State of Nevada (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 13, 2010 (the “Comment Letter”) to Yin Yin Shao, President of the Company, with respect to the Company’s Registration Statement on Form 10 filed with the Commission on April 16, 2010, as amended by Post-Effective Amendment No. 1 to Form 10 filed with the Commission on August 6, 2010 (as amended, the “Registration Statement”).  We hereby file our response to the Comment Letter together with Post Effective Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”).  The text of the Staff’s comments is set forth in italics below, followed by the response of the Company.

Securities and Exchange Commission
August 20, 2010

Form of Acquisition, page 4

1.
We note your response to comment 7 in our letter dated May 12, 2010. Your response does not appear consistent with other information contained in your registration statement. For example, we note that Ms. Shao owns and controls Allglad Limited, an entity with no business operations. Please revise your disclosure to discuss the other business activities of Ms. Shao, including her involvement with Allglad Limited and Surplus Elegant Investment Limited.

Response:
The Company has complied with this comment by adding additional disclosure regarding Ms. Shao’s involvement with both Surplus Elegant Investment Limited and Allglad Limited under paragraph (a) of “Item 5.  Directors and Executive Officers” on page 18 of Amendment No. 2.  The Company believes the addition of such disclosure under the caption “Form of Acquisition” on pages 4 and 5 of Amendment No. 2 is not appropriate given the limited involvement of Ms. Shao with the day-to-day operations, if any, of these entities.

Item 1A.  Risk Factors, page 5

2.
We note your response to comment 9 in our letter dated May 12, 2010 and the risk factor disclosure under the subheading, “Federal restrictions on blank check or shell companies . . . .” Please revise to present the risk regarding Rule 419 under a separate risk factor subheading.

Response:	The Company has complied with this comment by presenting the risk regarding Rule 419 as a separate risk factor on page 10 of Amendment No. 2.

Item 5.  Directors and Executive Officers, page 17

3.
We note your disclosure on page 19 that Ms. Shao expects to consult with other individuals, such as Mr. Fengfu Jin and Ms. Huiling Shi. Please more fully describe the involvement of these individuals with you and update your business section to describe Ms. Shao’s plans to consult with others.

Response:
The Company has complied with this comment by adding the requested disclosure under the caption “Business of the Issuer” on page 2 of Amendment No. 2 and under “Item 5.  Directors and Executive Officers” on page 18 of Amendment No. 2.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 19

4.
We note your response to comment 19 in our letter dated May 12, 2010 and we reissue it in its entirety. Please disclose the information about director independence as required by Item 407(a) of Regulation S-K.

Response:	The Company has complied with this comment by adding the requested disclosure under “Item 7. Certain Relationships and Related Transaction, and Director Independence” on page 19 of Amendment No. 2.

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Securities and Exchange Commission
August 20, 2010

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in Amendment No. 2 do not foreclose the Commission from taking any action with respect to the Registration Statement or Amendment No. 2, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yin Yin Shao
Yin Yin Shao President

cc:	Elizabeth F. Chen, Esq.
Pryor Cashman LLP